May 15, 2009

VIA EDGAR
Pamela A. Long, Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Charmed Homes Inc.
Revised Preliminary Information Statement on Schedule 14C filed March 4, 2009
Annual Report on Form 10-K for the fiscal year ended January 31, 2008 and Subsequent Exchange Act Reports
File No. 0-53285

Dear Ms. Long:

This letter has been prepared in response to your request for Charmed Homes Inc. ("Charmed") or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your March 19, 2009 letter to me (the "Comment Letter") concerning the above-referenced Preliminary Information Statement on Schedule 14C (the "Schedule 14C").

Concurrently with the filing of this Response Letter, the Company is also filing a registration statement on Form S-4 (the "Registration Statement" or the "S-4"), which Registration Statement incorporates, as appropriate, the responses of the Company contained herein.  The Registration Statement is being filed in lieu of amending the Information Statement, which is being withdrawn by the Company.

PreRl4C

Number of Shares of Common Stock and Corporate Matters, page 4; Material Terms of the Common Stock, page 44

COMMENT 1:
Disclosure in the third bullet point on page 4 that the number of authorized shares of Charmed's common stock would remain at 200 million shares is inconsistent with disclosure in the financial statements on page 22 that Charmed has 100 million shares of common stock authorized.  Please reconcile the disclosures on pages 4, 22, and 44.

RESPONSE:	Disclosure of the number of authorized shares of Charmed's common stock has been made consistent throughout the Form S-4, including on pages 39 and 43.

COMMENT 2:
As appropriate, revise the second paragraph to state the number of shares of authorized but unissued shares of common stock after the reverse split.  Note that if Charmed has 100 million shares of common stock authorized, there would not be 196,655,000 shares of authorized but unissued shares of common stock after the reverse split.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:	The disclosure on page 40 has been revised to clarify the number of authorized but unissued shares of common stock of Charmed after the reverse split, which will be 96,655,000.

Information about the Merger, page 8

COMMENT 3:
Move the entire section relating to the merger to the forepart of the information statement so that it appears before the sections relating to approval of the amendment to the articles of incorporation and approval of the reverse stock split. Note that the summary term sheet must begin on the first or second page of the disclosure document.  See Instruction 2 to Item 1001 of Regulation M-A.

RESPONSE:	The summary term sheet is on page 1 of the S-4 as the first component of the "Questions and Answers about the Merger, Name Change and Reverse Split" section of the S-4.

Summary of the Material Terms of the Merger, page 8

COMMENT 4:
Expand the third bullet point to state the number of replacement options and warrants that the former option and warrant holders of Iveda will receive in the merger.  As appropriate, include this disclosure elsewhere in the document or provide cross reference to the disclosure here.

RESPONSE:	The third bullet point on page 1 of the S-4 includes the total number of replacement options and warrants to be issued as part of the merger and this disclosure is also included on page 15.

COMMENT 5:
Expand the fourth bullet point to state the amount of consideration that Messrs. Ian Quinn and Kevin Liggins will receive for the sale of five million pre-reverse split shares of Charmed's common stock to Iveda.  As appropriate, include this disclosure elsewhere in the document or provide cross reference to the disclosure here.

RESPONSE:	The fourth bullet point on page 1 of the S-4 now includes the consideration to be received by Messrs. Quinn and Liggins and this disclosure is also included on page 51.

Iveda, page 9

COMMENT 6:	Disclosure states that Iveda has provided security solutions to 27 customers as of the date of the information statement. Clarify whether Iveda is dependent on one or a few major customers.

RESPONSE:	Iveda has disclosed its level of dependence on major customers on page 71.

COMMENT 7:
Disclosure states that Iveda has high fixed capital and operating costs and needs to continue to raise capital to increase its marketing budget and obtain significant additional customers to offset its fixed costs.  Please disclose how long Iveda believes that it can continue to meet these costs and requirements with the $3.2 million that it has raised so far.  If possible, provide some quantifying information about these costs and Iveda's need for additional funding, as well as possible sources of such funding, so that investors will have a better understanding of this disclosure.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:
Funding for Iveda was severely curtailed in 2009, and Iveda has implemented budget cuts across the board effective February 1, 2009.  Iveda also has fewer customers than was originally anticipated, and as a result, Iveda must continue to raise capital to continue operations and there is no assurance that it will be able to do so.  Additional detail on this has been provided in the new Management's Discussion and Analysis section beginning on page 66.

COMMENT 8:	Provide the complete mailing address and telephone number of the principal executive offices of Iveda.

RESPONSE:	Contact information for Iveda has been provided on page 5, and is also provided in a few additional locations in the S-4.

Accounting Treatment of the Merger, page 11

COMMENT 9:
You state that you followed the guidance of the United States Securities and Exchange Commission (SEC) Training Manual in accounting for your merger as a recapitalization of equity.  Please remove the reference to the SEC and the training manual because this may imply to investors that the SEC has passed upon the accuracy or completeness of the disclosure.

RESPONSE:	We have removed the reference to the SEC and the training manual in the disclosures on pages 8 and 35.

General Terms of the Transaction, page 11

COMMENT 10:
Disclosure states that the securities to be issued in the merger transaction have not been registered under the Securities Act.  Indicate the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed.  Tell us the facts relied upon to make the exemption available.  See Item 701 of Regulation S-K.  See also Rule 145 of the Securities Act.

RESPONSE:
We are now registering the securities to be issued as part of the merger pursuant to the S-4 as a result of this comment but originally intended to rely on Rule 506 and Rule 145 as our exemptions from registration.

Background and Reasons for the Offer and Subsequent Merger, page 11

COMMENT 11:	In the first paragraph, identify the registered broker-dealer who introduced Charmed and Iveda with a view to a possible merger between them.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:	We have identified the registered broker-dealer who introduced Charmed and Iveda on page 28 of the S-4.

COMMENT 12:	In the fourth paragraph, identify the outside counsel and the financial advisors of Charmed and Iveda

RESPONSE:	We have identified the outside counsel and financial advisors of both Charmed and Iveda on page 29.

COMMENT 13:
Rather than presenting merely a list of factors considered by the boards of directors of Charmed and Iveda, elaborate on each of the bullet points as necessary for investors to understand how consideration of each of the listed factors impacted the determinations of the boards of directors of Charmed and Iveda that the merger is fair to and in the best interests of the companies and their shareholders and to approve the merger.  For example:

•
In the first bullet point, describe and explain the strategic benefits of the merger. Explain what the combined company will look like going forward. To the extent practicable, include quantitative data on the known or anticipated benefits of the merger if the boards considered such data.

•	In the second bullet point, explain how the various components of information informed the boards' determination and approval.

•
In the third and seventh bullet points, include a meaningful discussion and analysis of management's view of the financial condition, results of operations, and businesses of Charmed and Iveda before and after giving effect to the merger and management's view of the prospects of Charmed and Iveda with and without the merger.

•	In the fourth bullet point, provide the quantitative data on the historical market prices of Charmed's common stock that the boards considered.

•
In the fifth bullet point, please elaborate on how the boards analyzed the relationship between the pre-merger and projected post-merger value of Charmed's common stock and the consideration to be paid to shareholders of Charmed in the merger.  Disclose any items that were material to their analysis, and the assumptions underlying any post-merger value that they considered.

•
In the eighth bullet point, describe and explain any strategic alternatives available other than the potential to enter into strategic relationships and alliances with third parties. Explain how each of any strategic alternatives available informed the boards' determination and approval.  Further, indicate whether and how the potential to enter into strategic relationships and alliances with third parties was explored and, if not, explain why.

Pamela A. Long, Assistant Director
Division of Corporation Finance

•
In the ninth bullet point, describe the boards' assessment of market demands and future customer requirements and the associated development resources needed to satisfy these requirements.  To the extent practicable, include quantitative data on the known or anticipated development resources needed.

•
In the tenth bullet point, describe and explain the effects of the merger on Iveda's customers, suppliers, and employees. If there are positive and negative effects, describe and explain both positive and negative effects.

•
In the twelfth bullet point, explain the effects of the unavailability of private equity and venture capital financing on the companies.  Since Iveda believes that potential benefits of the merger include anticipated broker support of the surviving company and the potential for more favorable long term debt financing, expand the disclosure to provide sufficient support for these beliefs.

RESPONSE:	We have provided additional disclosure in the bullet points on pages 28-29.

COMMENT 14:
Balance the disclosure in this section with a discussion and analysis of the risks to Charmed Homes and Iveda of engaging in the merger transaction.  In this regard, please clarify whether either or both of the boards considered any factors that did not weigh in favor of this transaction for either company.

RESPONSE:	We have included potential negative factors that were considered by the boards on page 29.

COMMENT 15:
For any interests of directors and executive officers of Iveda, not only describe but also quantify all the interests for each person individually, including shares to be exchanged for shares of Charmed's common stock, cash received in lieu of any fractional shares of common stock, replacement options and warrants received to purchase shares of Charmed's common stock, and cash payments under any employment, retention, severance, or directorship agreements.  See Item 5 of Schedule 14A. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

RESPONSE:	We have added bullet point and narrative disclosure of what the Iveda directors and executive officers will receive as part of the merger on page 34.

COMMENT 16:
Disclosure indicates that Charmed is a Nevada corporation and that Iveda is a Washington corporation.  Explain any material differences between the rights of securityholders of Iveda and the rights of securityholders of Charmed.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:	We have included a "Comparison of Shareholder Rights" section beginning on page 76 of the S-4.

COMMENT 17:	Indicate whether there are any federal or state regulatory requirements related to the merger. If so, state the status of the compliance or approval. See Item 14(b)(5) of Schedule l4A.

RESPONSE:	We have disclosed that there are no material regulatory requirements related to the merger on page 35.

Federal Income Tax Considerations, page 18

COMMENT 18:                                In the second paragraph's first sentence, identify Iveda's counsel.

RESPONSE:	We have identified Iveda's tax counsel on page 34.

The Merger Agreement, page 19

COMMENT 19:
Notwithstanding the disclaimers relating to the representations and warranties contained in the merger agreement, Charmed and Iveda are responsible for considering whether additional specific disclosures in the information statement are required to put into context information about the representations and warranties so that the information in the information statement is not misleading.  Please confirm your understanding.

RESPONSE:
We confirm that Charmed and Iveda are responsible for considering whether additional specific disclosures in the information statement are required to put into context information about the representations and warranties so that the information in the information statement is not misleading.

Special Note Regarding Forward-Looking Statements, page 19

COMMENT 20:
We note the disclaimer "We do not assume responsibility for the accuracy and completeness of these statements."  Revise to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the information statement.

RESPONSE:	A revised "Cautionary Statement Regarding Forward-Looking Information" has been provided on page 17.

Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters, page 20

COMMENT 21:	It is unclear why the range of the high and low last reported bid prices is reflected as "N/A." Please revise or advise.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:	We have indicated on page 16 that the price range was N/A due to no trading activity in the indicated time periods.

Interest of Certain Persons in Matters to be Acted Upon, page 44

COMMENT 22:
Revise the disclosure to state the amount of consideration that Messrs.  Ian Quinn and Kevin Liggins will receive for the sale of five million pre-reverse split shares of Charmed's common stock to Iveda. See Item 5 of Schedule 14A.

RESPONSE:	The disclosure on page 51 includes the amount of consideration to be received by Messrs. Quinn and Liggins.

Where You Can Find Additional Information, page 45

COMMENT 23:	Include the Commission's filing number for filings made by Charmed under the Exchange Act.

RESPONSE:	Charmed's Commission filing number has been included on page 87.

IntelaSight, Inc.

For the Fiscal Year Ended December 31, 2008

General

COMMENT 24:	We note that you have included the financial statements of IntelaSight in the appendix of your document. Please amend your filing to include them in the body of your Schedule 14C.

RESPONSE:	The financial statements of both Charmed and Iveda have been included in the body of the S-4.

Management's discussion and analysis of financial condition and results of operations

COMMENT 25:
Please amend your filing to include the required information pursuant to Item 17(b) of Form S-4. Item 17(b) of Form S-4 requires that you include a management's discussion and analysis of financial condition and results of operations for IntelaSight.  In your amended filing please address the following in your MD&A analysis:

•
Please provide a robust discussion that identifies and quantifies the key drivers that led to the significant increase in accounts receivable when sales slightly decreased year over year.  Further discuss the impact your increase in receivables as well as the increase in deposits had on liquidity throughout 2008.

Pamela A. Long, Assistant Director
Division of Corporation Finance

•	Please revise your filing to discuss the nature of the deposits recorded during 2008, your basis for capitalizing, your method of amortization, and how you assess recoverability of these deposits.

•
Please separately discuss the results of operations for equipment and installation sales and monitoring services in your analysis.  Your analysis should identify and quantify the factors causing the decrease in equipment and installation sales and the increase in monitoring services.  Please discuss whether these trends in sales are expected to continue in future periods.

•
We note that operating expenses increased 85% from 2007 to 2008.  Please include a robust analysis of your operating expenses that identifies the nature of the costs included and quantifies the factors that led to the material increase in operating expenses.  Your analysis should address management's expectation whether this trend will continue in future periods.

•
Ensure that you discuss in your liquidity section the concentration of customer sales that you had for 2008 and 2007.  Your current disclosure states that two customers represented 17% and 13% of total revenues for 2007.  Please disclose the amount that these customers contributed to sales in 2008 and the impact that the loss of anyone of these customers would have on operations and liquidity.

•
Discuss the most recent economic events and its impact on your business.  Explain how the market for your products has been affected and the current and expected future impact on your operations, financial position, and liquidity.  This disclosure should provide detailed information on your operations, your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management, and other detailed information.  Your liquidity discussion should address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments and related covenant compliance.

RESPONSE:	A full Management's Discussion and Analysis section for Iveda has been added beginning on page 66.

Note 8 Stock Warrants

COMMENT 26:
You issued warrants over the past three years and indicate that the fair value is recognized as expense on a straight line basis over the vesting period.  Please tell us and disclose how your accounting for and classification of the warrants complies with EITF 00-19.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:	Please see the audited financial statements included in the S-4 for the revised disclosure related to Iveda's issued warrants.

Note 8 Income Taxes

COMMENT 27:
We note you that you have a deferred tax asset of $558K as of December 31, 2008 and 2007.  We note that you reported negative cash flows from operating activities, an accumulated deficit, and net losses for the two years ended December 31, 2008, and 2007 and net operating losses that will soon begin to expire.  Given these negative indicators, please tell us how you determined that it was more likely than not that you would be able to utilize your deferred tax asset.  Refer to paragraph 23 of SFAS 109 for guidance.

RESPONSE:	Please see the audited financial statements included in the S-4 for the revised disclosure related to the deferred tax asset.

Audit Report

COMMENT 28:
In your letter dated March 4, 2009, you request a waiver of the audit requirement for the year ending December 31, 2008.  You state that the financial statements for the year ending December 31, 2007 were audited.  However, an audit report has not been included in your information statement.  Please revise to include the audit report or tell us why including it is not necessary.  Also, tell us if the auditors that performed the 2007 audit are the same auditors that are currently performing the 2008 audit.  Also, we note that audited 2008 financial statements will be provided in the Form 8-K filed upon closing of the merger.  Given the proximity of your merger deadline, please provide us an update on the status of the 2008 audit and an explanation of how this affects your ability to provide audited financial statements in the information statement.

RESPONSE:	We have included audited financial statements for Iveda in the S-4.

8-K dated January 8, 2009 and filed January 14, 2009

COMMENT 29:
It appears that the articles of merger, the stock option plan, and the stock purchase agreement, which are exhibits A, B, and C to the merger agreement, may include information material to an investment decision.  Please file by amendment to the 8-K exhibits A, B, and C to the merger agreement.

RESPONSE:	We intend to file these exhibits with the merger agreement by amendment to the 8-K following the filing of the S-4.

COMMENT 30:	Include in future filings an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:	We will provide this agreement in future filings.

In connection with our response to your inquiry, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact me at (403) 831-2202.

Very truly yours,

/s/ Ian Quinn

Ian Quinn
President and CEO

CC:           Stephen R. Boatwright, Esq.
(via fax – 602-248-2822)
Conrad C. Lysiak, Esq.
(via fax – 509-747-1770)